SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* PAVLICS, PETER N. (Last) (First) (Middle) 10260 CAMPUS POINT DRIVE (Street) SAN DIEGO, CA 92121 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol SCIENCE APPLICATIONS INTERNATIONAL CORPORATION 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) April 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           SENIOR VICE PRESIDENT AND CONTROLLER
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	04/11/2002	A | V	2,580 | A |	165,450	D
Class A Common Stock				4,498 (1)	I	By 401(k) Plan
Class A Common Stock				11,873 (2)	I	By ESRP (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

PAVLICS, PETER N. - April 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 05-07-2002 ** Signature of Reporting Person Date N. Walker, Attorney-in-fact, for PETER N. PAVLICS Page 2 SEC 1474 (3-99)

PAVLICS, PETER N. - April 2002
Form 4 (continued)
FOOTNOTE Descriptions for SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Form 4 - April 2002

PETER N. PAVLICS
10260 CAMPUS POINT DRIVE

SAN DIEGO, CA 92121
Explanation of responses:

 (1)   During the period of January 1, 2002 through March 31, 2002, the reporting person acquired 20 shares of SAIC Class A Common Stock under the SAIC 401(k) Plan. The balance is pursuant to the reporting person's most recent account statement available.
(2)   During the period of January 1, 2002 through March 31, 2002, the reporting person acquired 148 shares of SAIC Class A Common Stock under the SAIC Employee Stock Retirement Plan. The balance is pursuant to the reporting person's most recent account statement available.
(3)   By SAIC Employee Stock Retirement Plan

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